Exhibit 99.1

Century 21 China Real Estate Reports Fourth Quarter and Fiscal Year 2014 Unaudited Financial Results

Returns to profitability and strong operating cash flow

BEIJING, China, March 11, 2015 - IFM Investments Limited (OTCQB: CTCLY) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Fourth Quarter and Fiscal Year 2014 Highlights1

•                      Consolidated net revenue in the fourth quarter of 2014 was RMB150.7 million (US$24.3 million), an increase of 19.1% from the third quarter of 2014, and a decrease of 25.8% from the fourth quarter of 2013.

•                      Consolidated net revenue in fiscal year 2014 was RMB534.6 million (US$86.2 million), a decrease of 39.1% from fiscal year 2013.

•                      Net income in the fourth quarter of 2014 was RMB4.2 million (US$0.7million), compared to a net loss of RMB25.1 million in the third quarter of 2014, and a net loss of RMB46.3 million in the fourth quarter of 2013.

•                      Net loss in fiscal year 2014 was 109.4 million (US$17.6 million), compared to a net loss of 85.9 million in fiscal year 2013.

•                      Net income attributable to IFM Investments Limited in the fourth quarter of 2014 was RMB2.4 million (US$0.4 million), compared to a net loss attributable to IFM Investments Limited of RMB25.1 million in the third quarter of 2014, and a net loss attributable to IFM Investments Limited of RMB37.2 million in the fourth quarter of 2013. Net loss attributable to IFM Investments Limited in the fourth quarter of 2014 included restructuring costs, primarily store closure-related costs, of approximately RMB5.7 million (US$0.9 million).

•                      Net loss attributable to IFM Investments Limited in fiscal year 2014 was RMB108.9 million (US$17.6 million), an increase of 48.8% from fiscal year 2013. Net loss attributable to IFM Investments Limited in fiscal year 2014 included restructuring costs, primarily store closure-related costs, of approximately RMB17.8 million (US$2.9million).

1  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended December 31, 2014, were made at a rate of RMB6.2046 to US$1.00 which is the noon buying rate on December 31, 2014 in New York for cable transfers in RMB as certified in the H.10 daily statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate commented: “We returned to profitability in the fourth quarter of 2014. This reflects our commitment to improve our financial performance and solid execution of our strategy to transform into an asset-light business model.”

Mr. Harry Lu, vice chairman and president, added: “While the overall brokerage market is still challenging, our continuous efforts to build a leaner and optimized network and robust expansion into higher margin areas such as mortgage management services have delivered strong operating results. In 2015, we will remain focused on the healthy development of our business and will employ a disciplined approach to profitability and operating cash flow.”

Fourth Quarter 2014 Results

Consolidated net revenue was RMB150.7 million (US$24.3 million), representing an increase of 19.1% from RMB126.5 million in the third quarter of 2014, and a decrease of 25.8% from RMB203.1 million in the fourth quarter of 2013. The sequential increase was due to increases in revenue from company-owned brokerage services and primary and commercial services, resulting from the market recovery. The year-over-year decrease was primarily due to the nationwide slowdown in transaction volumes in the secondary and primary property markets in China, as well as a reduction in the number of sales offices in operation due to the Company’s continued network restructuring and cost reduction efforts.

•                      Revenue from company-owned brokerage services was RMB97.8 million (US$15.8million), representing an increase of 16.6% from RMB83.9 million in the third quarter of 2014, a decrease of 36.0% from RMB152.7 million in the fourth quarter of 2013, and 64.9% of total net revenue. The sequential increase was primarily due to an increase in sales and purchase transaction volumes, as well as improved per-sales office performance. The year-over-year decrease was mainly due to a decrease in sales and purchase transaction volumes of secondary homes resulting from the nationwide market slowdown and a reduction in the number of the Company’s sales offices in operation.

•                      Revenue from primary and commercial services was RMB32.4 million (US$5.2 million), representing an increase of 40.9% from RMB23.0 million in the third quarter of 2014, a decrease of 14.1% from RMB37.7 million in the fourth quarter of 2013, and 21.5% of total net revenue. The sequential increase primarily resulted from greater gross floor area (“GFA”) of new properties sold in the fourth quarter with higher average commission rate. The year-over-year decrease was primarily due to the lower selling price per square meter as compared to the fourth quarter of 2013.

•                      Revenue from mortgage management services was RMB16.2 million (US$2.6 million), almost equal to RMB16.4 million in the third quarter of 2014, representing an increase of 67.0% from RMB9.7 million in the fourth quarter of 2013 and 10.7% of total net revenue. The year-over-year increase resulted from an increase in mortgage credit loans provided by the Company, which was partially offset by a decrease in traditional home mortgage loans brokered by the Company.

•                      Revenue from franchise services was RMB4.3 million (US$0.7 million), an increase of 34.4% from RMB3.2 million in the third quarter of 2014, an increase of 43.3% from RMB3.0 million in the fourth quarter of 2013, and 2.9% of total net revenue. The sequential and year over year increases were primarily a result of intensive collection management.

Commissions and other agent-related costs were RMB74.3 million (US$12.0million), representing a decrease of 6.8% from RMB79.7 million in the third quarter of 2014, a decrease of 44.9% from RMB134.9 million in the fourth quarter of 2013, and 49.3% of total net revenue. The sequential decrease resulted from a decrease in payroll expenses due to a reduction in the number of sales offices and sales staff, which was partially offset by an increase in commission expenses as a result of higher revenue from company-owned brokerage services and primary and commercial services. The year-over-year decrease was mainly due to lower commission expenses as a result of lower revenue from company-owned brokerage services, as well as a decrease in payroll expenses due to a reduction in the number of sales offices and sales staff.

Operating costs were RMB31.9 million (US$5.1 million), representing a decrease of 12.1% from RMB36.3 million in the third quarter of 2014, a decrease of 34.6% from RMB48.8 million in the fourth quarter of 2013, and 21.2% of total net revenue. The sequential and year-over-year decreases were primarily due to a reduction in the number of sales offices in operation, which was partially offset by higher operating costs related to property refinancing activities.

Selling, general and administrative expenses were RMB40.8 million (US$6.6million), representing an increase of 8.2% from RMB37.7 million in the third quarter of 2014, a decrease of 44.2% from RMB73.1 million in the fourth quarter of 2013, and 27.1% of total net revenue. The sequential increase was mainly due to an increase in expenses arising from the disposal of fixed assets. The year-over-year decrease was mainly due to a decrease in marketing expenses, payroll expenses for non-sales staff, rental costs of our headquarters and other general and administrative expenses as a result of the continued cost reduction effort.

Income from operations was RMB3.7 million (US$0.6 million), compared to a loss from operations of RMB27.1 million in the third quarter of 2014, and a loss from operations of RMB53.5 million in the fourth quarter of 2013. Non-GAAP2 income from operations was RMB3.6 million (US$0.6 million), compared to a non-GAAP loss from operations of RMB27.1 million in the third quarter of 2014, and non-GAAP loss from operations of RMB53.6 million in the fourth quarter of 2013.

Net income attributable to IFM Investments Limited was RMB2.4 million (US$0.4 million), compared to a net loss of RMB25.1 million attributable to IFM Investments Limited in the third quarter of 2014, and a net loss attributable to IFM Investments Limited of RMB37.2 million in the fourth quarter of 2013. Non-GAAP net loss attributable to IFM Investments Limited was RMB2.4 million (US$0.4 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB25.0 million in the third quarter of 2014, and a non-GAAP net loss attributable to IFM Investments Limited of RMB37.3 million in the fourth quarter of 2013.

Basic and diluted net income per American depositary share (“ADS”) were RMB0.16 (US$0.03) and RMB0.16 (US$0.03), respectively. Non-GAAP basic and diluted net income per ADS were RMB0.16 (US$0.03) and RMB0.16 (US$0.03), respectively. Each of the Company’s ADSs represents 45 Class A ordinary shares of the Company.

2  Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures is included in the “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations” in the accompanying condensed financial information included in this press release.

Fiscal Year 2014 Results

Consolidated net revenue was RMB534.6 million (US$86.2 million), representing a 39.1% decrease from RMB877.5 million in fiscal year 2013. This decrease was a result of lower revenue from company-owned brokerage services and primary and commercial services in 2014, due to the nationwide slowdown in transaction volumes in the secondary and primary property markets in China.

•                      Revenue from company-owned brokerage services was RMB363.9 million (US$58.7 million), representing 68.1% of total net revenue, and a 47.4% decrease from RMB691.3 million in fiscal year 2013. This decrease was mainly due to a decrease in transaction volumes and lower commission income per secondary home transaction.

•                      Revenue from primary and commercial services was RMB96.2 million (US$15.5 million), representing 18.0% of total net revenue, and a decrease of 29.9% from RMB137.3 million in fiscal year 2013. This decrease was primarily a result of the depressed market. In 2014, the Company sold a total GFA of approximately 258,548 square meters of new properties.

•                      Revenue from mortgage management services reached a record high of RMB56.5 million (US$9.1 million), representing 10.6% of total net revenue, and a 53.5% increase from RMB36.8 million in fiscal year 2013. This increase was primarily due to an increase in revenue earned from mortgage credit loans provided by the Company.

•                      Revenue from franchise services was RMB18.0 million (US$2.9 million), representing 3.3% of total net revenue, and a 48.8% increase from RMB12.1million in fiscal year 2013. This increase was primarily attributable to the initial franchisee fee received from the sale of franchise rights in Lanzhou.

Commissions and other agent-related costs were RMB342.0 million (US$55.1 million), representing 64.0% of total net revenue, and a 39.2% decrease from RMB562.4 million in fiscal year 2013. This decrease was mainly due to lower commission expenses in 2014 as a result of the decrease in commission revenues from company-owned brokerage services and primary and commercial services, as well as a decrease in salary and benefits for sales staff resulting from store closure during fiscal year 2014.

Operating costs were RMB148.9 million (US$24.0 million), representing 27.9% of total net revenue, and a decrease of 19.3% from RMB184.4 million in fiscal year 2013. This decrease was primarily due to a decrease in sales offices rental costs resulting from a reduction in the number of sales offices in operation, and was partially offset by increases in operating costs related to property refinancing activities and store closure-related costs.

Selling, general and administrative expenses were RMB172.1 million (US$27.7 million), representing 32.2% of total net revenue, and a decrease of 26.5% from RMB234.1 million in fiscal year 2013. This decrease was largely due to decreases in marketing expenses, other general and administrative expenses and salary and benefits for non-sales staff as a result of the cost reduction effort in 2014.

Loss from operations was RMB128.4 million (US$20.7 million), compared to a loss from operations of RMB101.8 million in fiscal year 2013. Non-GAAP loss from operations was RMB128.3 million (US$20.7 million), compared to a non-GAAP loss from operations of RMB103.2 million in fiscal year 2013.

Net loss attributable to IFM Investments Limited was RMB108.9 million (US$17.6 million), compared to a net loss attributable to IFM Investments Limited of RMB73.2 million in fiscal year 2013. Non-GAAP net loss attributable to IFM Investments Limited was RMB108.8 million (US$17.5 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB74.6 million in fiscal year 2013.

Basic and diluted net loss per ADS in fiscal year 2014 were RMB7.33 (US$1.18) and RMB7.33 (US$1.18), respectively. Non-GAAP basic and diluted net loss per ADS in fiscal year 2014 were RMB7.32 (US$1.18) and RMB7.32 (US$1.18), respectively.

Cash Flow

As of December 31, 2014, the Company had cash and cash equivalents of RMB47.6 million (US$7.7 million), a decrease of RMB2.2 million from September 30, 2014. Net cash provided by operating activities in the fourth quarter of 2014 was RMB6.0 million (US$1.0 million), compared to net cash used in operating activities of RMB1.6 million in the third quarter of 2014, and net cash provided by operating activities of RMB6.2 million in the fourth quarter of 2013. The sequential improvement in cash flow from operating activities was mainly due to an achievement of profitability in the fourth quarter of 2014. Net cash used in investing activities in the fourth quarter of 2014 was RMB5.8 million (US$0.9 million). This was mainly the result of the net effect of providing and receiving repayment on mortgage credit loans of RMB2.1 million (US$0.3 million), as well as the purchase of property, plant and equipment of RMB3.7 million (US$0.6 million).

Net cash used in operating activities in fiscal year 2014 was RMB106.0 million (US$17.1 million), compared with net cash used in operating activities of RMB34.6 million in fiscal year 2013. This increase was mainly due to an increase in operating loss incurred in fiscal year 2014, as well as an increase in payment of accrued expenses and other current liabilities and a decrease in receipts in advance. Net cash provided by investing activities in fiscal year 2014 was RMB23.0 million (US$3.7 million), which was primarily the result of the net effect of providing and receiving repayment on mortgage credit loans of RMB35.4 million (US$5.7 million) in 2014, and the purchase of property, plant and equipment of RMB12.4 million (US$2.0 million).

Network Update

During the fourth quarter of 2014, the Company’s CENTURY 21® China Real Estate network covered 23 major cities with an average of more than 831 sales offices, including an average of 97 company-owned sales offices in operation. As of December 31, 2014, the Company’s CENTURY 21® China Real Estate network employed more than 10700 sales professionals and maintained more than 7.7 million property listings.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audited financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2014 are still in progress.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Business Outlook

The Company currently estimates that its total net revenue for the first quarter of 2015 will be in the range of RMB90 million to RMB100 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTCLY”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTCLY primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTCLY has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 Class A ordinary shares of CTCLY, currently trade on the OTCQB marketplace under the symbol “CTCLY.” For more information about CTCLY, please visit http://www.century21cn.com/english.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to IFM Investments Limited and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation, impairment of goodwill and net change in fair value. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the accompanying condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Steve Ye

CFO

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com

IFM Investments Limited

 Condensed Consolidated Balance Sheets

(in thousands)

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
	Revised*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	145,610	47,616	7,674
Restricted cash	13,235	8,903	1,435
Accounts receivable, net	168,872	156,786	25,269
Amounts due from related parties	142	237	38
Loans receivable	121,133	259,738	41,862
Prepaid expenses and other current assets	44,479	20,998	3,384
Deferred tax assets	9,630	14,437	2,327
Total current assets	503,101	508,715	81,989
Non-current assets:
Investment in associates	15,215	17,062	2,750
Property and equipment, net	33,434	18,129	2,922
Intangible assets, net	84,747	79,877	12,874
Goodwill	83,559	83,559	13,467
Other non-current assets	18,207	15,379	2,479
Deferred tax assets		3,566	575
Total assets	738,263	726,287	117,056
LIABILITIES, REDEEMABLE NON-CONTROLLING INTREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	10,491	8,821	1,422
Accrued expenses and other current liabilities	328,034	429,376	69,201
Amounts due to related parties	282	11,782	1,899
Deferred revenue	19,909	7,815	1,260
Short term loan	—	4,900	790
Contingent consideration payable	5,623	5,623	906
Total current liabilities	364,339	468,317	75,478
Long-term deposits payable	10,582	10,430	1,681
Deferred tax liabilities	15,781	15,008	2,419
Total liabilities	390,702	493,755	79,578
Redeemable non-controlling interest	42,779	—	—
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized as of December 31, 2013 and December 31, 2014, respectively; 668,759 and 669,233 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	4,946	4,949	798
Additional paid-in capital	1,036,120	1,036,336	167,027
Statutory reserves	5,595	5,595	902
Accumulated deficit	(747,285)	(856,209)	(137,996)
Total IFM Investments Limited shareholders’ equity	299,376	190,671	30,731
Non-controlling interest	5,406	41,861	6,747
Total shareholders’ equity	304,782	232,532	37,478
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	738,263	726,287	117,056

* The information as of December 31, 2013 has been revised to reflect the effect of a revision disclosed in the press release announcing the Company’s unaudited financial statements for the second quarter of 2014.

IFM Investments Limited

Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the three months ended				For the year ended
	December31,	September30,	December31,	December31,	December31,	December31,	December31,
	2013	2014	2014	2014	2013	2014	2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Revised*	Unaudited	Unaudited	Unaudited	Revised*	Unaudited	Unaudited

Net revenue	203,127	126,534	150,682	24,286	877,451	534,634	86,167
Costs and expenses:
Commissions and other agent-related costs	(134,929)	(79,653)	(74,337)	(11,981)	(562,436)	(341,982)	(55,117)
Operating costs	(48,754)	(36,281)	(31,934)	(5,147)	(184,393)	(148,938)	(24,004)
Selling, general and administrative expenses	(73,053)	(37,732)	(40,811)	(6,578)	(234,065)	(172,118)	(27,740)
Goodwill impairment losses	—	—	—	—	(20,384)	—	—
Net change in fair value	78	—	52	8	22,069	52	8
Total costs and expenses	(256,658)	(153,666)	(147,030)	(23,698)	(979,209)	(662,986)	(106,853)
(Loss)/income from operations	(53,531)	(27,132)	3,652	588	(101,758)	(128,352)	(20,686)
Interest income	736	76	2	—	4,162	1,032	166
Other income	333	1,334	187	30	7,360	10,435	1,682
Foreign currency exchange loss	(43)	—	(20)	(3)	(113)	(37)	(6)
(Loss)/income before income tax and share of associates’ income (losses)	(52,505)	(25,722)	3,821	615	(90,349)	(116,922)	(18,844)
Income tax	5,932	248	(635)	(102)	2,332	5,677	915
Share of associates’ income	257	343	1,030	166	2,074	1,847	298
Net (Loss)/income	(46,316)	(25,131)	4,216	679	(85,943)	(109,398)	(17,631)
Net loss (income) attributable to non-controlling interest	9,077	38	(1,795)	(289)	12,792	474	76
Net (loss)/income attributable to IFM Investments Limited	(37,239)	(25,093)	2,421	390	(73,151)	(108,924)	(17,555)
Net (loss)/income attributable to ordinary shareholders	(37,239)	(25,093)	2,421	390	(73,151)	(108,924)	(17,555)

Net (loss)/income per share, basic	(0.06)	(0.04)	0.00	0.00	(0.11)	(0.16)	(0.03)
Net (loss)/income per share, diluted	(0.06)	(0.04)	0.00	0.00	(0.11)	(0.16)	(0.03)

Net (loss)/income per ADS, basic	(2.51)	(1.69)	0.16	0.03	(4.93)	(7.33)	(1.18)
Net (loss)/income per ADS, diluted	(2.51)	(1.69)	0.16	0.03	(4.93)	(7.33)	(1.18)

Number of shares used in calculating net (loss)/income per share, basic	668,626	669,233	669,233	669,233	668,198	669,132	669,132
Number of shares used in calculating net (loss)/income per share, diluted	668,626	669,233	670,001	670,001	668,198	669,132	669,132

Number of ADSs used in calculating net (loss)/income per ADS, basic	14,858	14,872	14,872	14,872	14,849	14,870	14,870
Number of ADSs used in calculating net (loss)/income per ADS, diluted	14,858	14,872	14,889	14,889	14,849	14,870	14,870

IFM Investments Limited

Reconciliations to Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2014	2013	2014	2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Revised*	Unaudited	Unaudited	Unaudited	Revised*	Unaudited	Unaudited

GAAP (Loss)/income from operations	(53,531)	(27,132)	3,652	588	(101,758)	(128,352)	(20,686)

Plus:
Share-based compensation	12	54	37	6	242	142	23
Goodwill impairment losses	—	—	—	—	20,384	—	—
Net change in fair value	(78)	—	(52)	(8)	(22,069)	(52)	(8)

Non-GAAP (Loss)/income from operations	(53,597)	(27,078)	3,637	586	(103,201)	(128,262)	(20,671)

GAAP net (loss)/income attributable to IFM Investments Limited	(37,239)	(25,093)	2,421	390	(73,151)	(108,924)	(17,555)

Plus:
Share-based compensation	12	54	37	6	242	142	23
Goodwill impairment losses	—	—	—	—	20,384	—	—
Net change in fair value	(78)	—	(52)	(8)	(22,069)	(52)	(8)

Non-GAAP net (loss)/income attributable to IFM Investments Limited	(37,305)	(25,039)	2,406	388	(74,594)	(108,834)	(17,540)

GAAP net (loss)/income attributable to ordinary shareholders	(37,239)	(25,093)	2,421	390	(73,151)	(108,924)	(17,555)

Plus:
Share-based compensation	12	54	37	6	242	142	23
Goodwill impairment losses	—	—	—	—	20,384	—	—
Net change in fair value	(78)	—	(52)	(8)	(22,069)	(52)	(8)

Non-GAAP net (loss)/income attributable to ordinary shareholders	(37,305)	(25,039)	2,406	388	(74,594)	(108,834)	(17,540)

GAAP net (loss)/income per ADS, basic	(2.51)	(1.69)	0.16	0.03	(4.93)	(7.33)	(1.18)
GAAP net (loss)/income per ADS, diluted	(2.51)	(1.69)	0.16	0.03	(4.93)	(7.33)	(1.18)

Non-GAAP net (loss)/ income per ADS, basic	(2.51)	(1.68)	0.16	0.03	(5.02)	(7.32)	(1.18)
Non-GAAP net (loss)/ income per ADS, diluted	(2.51)	(1.68)	0.16	0.03	(5.02)	(7.32)	(1.18)

Number of ADSs used in calculating GAAP / non-GAAP net (loss)/ income per ADS, basic	14,858	14,872	14,872	14,872	14,849	14,870	14,870
Number of ADSs used in calculating GAAP / non-GAAP net (loss)/ income per ADS, diluted	14,858	14,872	14,889	14,889	14,849	14,870	14,870

* The information as of December 31, 2013 has been revised to reflect the effect of a revision disclosed in the press release announcing the Company’s unaudited financial statements for the second quarter of 2014

IFM Investments Limited

Other Financial and Operating Data

	For the Three Months Ended			For the Year Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2013	December 31, 2014

Company-owned brokerage services
Net revenues (in thousands of RMB)	152,735	83,914	97,753	691,343	363,881
Average number of operating sales offices(1)	260	135	97	300	162
Average monthly net revenues per operating sales office (in thousands of RMB)	196	207	390	192	187
Primary and Commercial Services
Net revenues (in thousands of RMB)	37,705	23,024	32,405	137,333	96,193
Aggregate gross floor area of properties sold (in thousand square meters)	109	98	106	545	259
Mortgage management services
Net revenues (in thousands of RMB)	9,730	16,370	16,186	36,788	56,548
Amount of referred mortgages and home equity loans (in thousands of RMB)	784,997	439,051	391,970	3,851,138	2,055,749
Average entrusted and mortgage credit loan balance outstanding (in thousands of RMB)	107,430	212,793	258,955	72,131	189,432
Franchise services
Net revenues (in thousands of RMB)	2,957	3,226	4,338	11,987	18,012
Number of regional sub-franchisors as of year-end	23	22	22	23	22

(1)         Equals the sum of the number of sales offices in operation that existed at the end of each month in the applicable quarter, divided by the number of months in such quarter.